Citizens 401(k) Savings Plan

                 Financial Statements and Supplemental Schedules

                           December 31, 2001 and 2000

                   (With Independent Auditors' Report Thereon)

                United States Securities and Exchange Commission

                             Washington, D.C. 20549



                                    Form 11-K



     [X] Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

                  For the fiscal year ended December 31, 2001

                                       or

     [ ] Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934



                   For the fiscal year ended December 31, 2001

                        Commission file number 001-11 001



                          Citizens 401(k) Savings Plan

                         Citizens Communications Company

                             A Delaware Corporation



                  IRS Employer Identification Number 06-0619596



                                3 High Ridge Park

                                  P.O.Box 3801

                               Stamford, CT 06905

                            Telephone (203) 614-5600

                          CITIZENS 401(k) SAVINGS PLAN

                                Table of Contents



                                                                        Page

Independent Auditors' Report                                              1

Financial Statements:

    Statements of Net Assets Available for Benefits - December 31,
       2001 and 2000                                                      2

     Statement of Changes in Net Assets Available for Benefits For
        the Year Ended December 31, 2001                                  3

     Notes to Financial Statements                                     4-10

Supplemental Schedules:*

     Schedule H, Line 4(i) - Schedule of Assets (Held at End of
         Year) as of December 31, 2001                                   11

     Schedule G, Part III - Schedule of Nonexempt Transactions for
        the Year Ended December 31, 2001                                 12








* Schedules required by Form 5500 that are not applicable have not been included

                          Independent Auditors' Report


To Citizens Communications Company,
   Plan Administrator of the Citizens 401(k) Savings Plan:


We have audited the accompanying statements of net assets available for benefits of the Citizens 401(k) Savings Plan (the "Plan") as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000 and the changes in net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held at end of year and schedule of nonexempt transactions for the year ended December 31, 2001 are presented for the purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. These supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                                     /s/ KPMG



New York, New York
June 26, 2002

                          CITIZENS 401(k) SAVINGS PLAN
                 Statements of Net Assets Available for Benefits
                           December 31, 2001 and 2000


                                                                       2001              2000
                                                                ----------------   ---------------
Assets:
     Investments (note 3):
        Citizens Communications Company common stock            $    67,504,651     $  100,520,640
        Global Crossing common stock                                  1,408,877                 --
        Mutual funds                                                 59,234,897         42,300,003
        Collective trusts                                            94,513,180         75,179,396
        Guaranteed investment contracts                               6,759,527         13,167,635
        Participant loans                                             9,830,247          7,941,462
                                                                ---------------     --------------
                 Total investments                                  239,251,379        239,109,136
     Receivables:
        Employer contribution                                           306,038             28,275
        Participant contributions                                       709,457             97,033
                                                                ---------------    ---------------
                 Total receivables                                    1,015,495            125,308

                 Net assets available for benefits              $   240,266,874    $   239,234,444
                                                                ===============    ===============
See accompanying notes to financial statements.



                          CITIZENS 401(k) SAVINGS PLAN
             Statement of Changes Net Assets Available for Benefits
                          Year ended December 31, 2001


Additions to net assets attributed to:
  Investment income:
     Dividends                                                  $     3,844,539
     Interest                                                           720,506
     Net depreciation in fair value of investments (note 3)         (49,331,730)
                                                                ----------------
                                                                    (44,766,685)
                                                                ----------------
  Contributions:
     Participant                                                     22,440,796
     Employer                                                         7,038,089
     Transfer in to Plan (note 1)                                    55,101,421
     Rollover                                                            14,302
                                                                ----------------
                                                                     84,594,608
                                                                ----------------
          Total additions                                            39,827,923
                                                                ----------------
Deductions to net assets attributed to:
  Benefits paid to participants                                     (38,466,545)
  Rollover                                                             (317,471)
  Miscellaneous expenses                                                (11,477)
                                                                ----------------
          Total deductions                                          (38,795,493)
                                                                ----------------
Net increase in assets available for benefits                         1,032,430

Net assets available for benefits:
  Beginning of year                                                 239,234,444
                                                                ----------------
  End of year                                                   $   240,266,874
                                                                ================
See accompanying notes to financial statements.

                          Citizens 401(k) Savings Plan

                          Notes to Financial Statements

                           December 31, 2001 and 2000




(1)  Description of the Plan

     The following brief description of the Citizens 401(k) Savings Plan (the "Plan") provides general information. Participants should refer to the Plan document for a more comprehensive description of the Plan's provisions.

     (a)  Background

          The Plan is a voluntary defined contribution plan sponsored by Citizens Communications Company (the "Company"). Under the terms of the Plan, bargaining or nonbargaining employees who have attained six months through June 30, 2001 or three months subsequent to July 1, 2001 of continuous service are eligible to participate in the Plan. At December 31, 2001 there were 11,138 employees eligible to participate in the Plan and 8,665 active employees participating in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

          On June 29, 2001, the Company purchased from Global Crossing Limited ("Global Crossing") 100% of the stock of Frontier Corp.'s local exchange carrier subsidiaries under a stock purchase agreement. Certain nonbargaining employees covered under Frontier Group Employees' Retirement Savings Plan (the "Frontier Savings Plan") became eligible to participate in the Plan on July 1, 2001. The Frontier Savings Plan was a defined contribution plan established by Global Crossing to provide benefits to all nonbargaining employees, except for temporary, summer, and leased employees. Effective July 19, 2001, the Plan accepted a transfer of net assets of the portion of the Frontier Savings Plan in the amount of $55,101,421, comprised of the accounts of Business Employees (as defined in the Stock Purchase Agreement) who formerly participated in the Frontier Savings Plan, pursuant to the spin-off of such portion from the Frontier Savings Plan and merger of such portion into the Plan. The Plan administrator believes the above transaction was a tax-exempt transaction under the applicable provision of the Internal Revenue Code ("IRC") and, therefore, is not subject to Federal income tax. In addition, the Plan was amended and restated as adopted April 1, 2001 to be in compliance with certain tax laws.

     (b)  Contributions

          Eligible employees may contribute, in 1% increments, up to 16% of their annual compensation through payroll deductions, subject to certain maximum contribution restrictions. Prior to January 1, 1992, participants had an option to elect life insurance coverage as an investment vehicle. Beginning January 1, 1992, such option was discontinued, except that participants who elected life insurance coverage prior to January 1, 1992 could continue to make specific dollar allocations to purchase additional life insurance coverage. Contributions may be apportioned in 5% increments to any combination of the seven investment options specified below.

          The Company contribution is determined for each Plan year by the Board of Directors of the Company. The Company contribution for the 2001 Plan year amounted to 50% of up to the first 6% of each Participant's Annual Base Compensation (as defined by the Plan) that a participant contributes to the Plan for participants not covered by collective bargaining agreements. Company contributions for participants covered by collective bargaining agreements were made in accordance with the terms of the respective collective bargaining agreement. The Company contributions are invested entirely in the Citizens Communications Company stock fund unless a participant is age 55 or older in which case the participant can elect to have the Company contribution invested in investments at his/her own discretion. In addition, at age 55 a participant can request to transfer previous Company contributions invested in the above common stock fund to other investment options.

          As of May 1, 2002, the Company contribution for certain participants is no longer exclusively allocated to Citizens Communications Company common stock. The Company contributions for these participants made subsequent to May 1, 2002 are allocated to Plan investments following the same method of allocation as that for participant-directed investments.

    (c)  Participant Accounts

          Each participant's account is credited with the participant's contribution and an allocation of (a) the Company's contribution and
          (b) Plan earnings or losses. Allocations are based on each participant's contribution, as defined. The benefit to which a participant is entitled is the amount that can be provided from the participant's vested account.

     (d)  Vesting

          Participants are vested immediately in their contributions plus the allocated earnings thereon. Participants become 100% vested in the Company contributions and the related earnings on the Company contributions upon disability, death, attainment of normal retirement age or after five years of service. For any other termination of employment, the vesting schedule is as follows:

                                                        Vested percentage of
                                                      company contribution and
                  Years of service                        related earnings
           ------------------------------------     ----------------------------

             Less than 2 years                                    0%
             2 years but less than 3 years                       40%
             3 years but less than 4 years                       60%
             4 years but less than 5 years                       80%
             5 years or more                                    100%


     (e)  Participant Loans

          Participants in the Plan may request to borrow up to the lesser of 50% of his/her vested account balance or $50,000. The interest rate paid by the participant is equal to the prime interest rate in effect at the beginning of the month in which the loan is processed and remains fixed at that rate for the term of the loan. Loan repayments are made through payroll deductions, after tax, and are credited to each Participant's account as the payments are made. A participant may repay a loan in full at any time by remitting his/her payment directly to Putnam Investments ("Putnam"), the trustee of the Plan. In the event of termination of employment, a participant's loan may be repaid in full or the loan will be canceled and the participant's final distribution will be reduced by the amount of the outstanding loan balance.

    (f)  Payment of Benefits

          Distribution of benefits must begin either on or before April 1st of the year following the year the participant attains age 70 1/2. If the participant is still employed by the Company at age 70 1/2, he/she must take a minimum distribution of his/her balance on or before April 1st of the calendar year after the participant attains age 70 1/2.

          Upon termination of employment, a participant is entitled to receive payment in full of the vested portion of his/her account. If the value of the terminating participant's vested account balance exceeds $5,000, the participant may elect to defer his/her distribution.

     (g)  Forfeitures

          For the year ended December 31, 2001, forfeited nonvested Company contributions totaled $249,341. These amounts were used to reduce the obligation of the Company to make contributions to the Plan.

     (h)  Administrative Costs

          The majority of Plan administrative costs are paid by the Company.

     (i)  Investments

          The Plan offers the following investment options:


                Citizens Communications Company Common Stock
                PIMCO Total Return Fund
                Putnam Growth and Income Fund
                Putnam OTC and Emerging Growth Fund
                Putnam International Growth Fund
                Putnam Vista Fund
                Putnam Voyager Fund
                Putnam Stable Value Fund
                Putnam S & P 500 Index Fund
                Putnam Asset Allocation Balanced Fund


          The Plan has investments in Global Crossing common stock as a result of the transfer of net assets from the Frontier Savings Plan to the Plan. The Plan trustee will continue to hold such shares in trust for the benefit of the previous Global Crossing employees until such time as any such employee elects to dispose of his or her shares based upon the Stock Purchase Agreement. However, the Plan does not permit the participants to otherwise invest in Global Crossing common stock, whether with additional contributions made into the Plan, reallocation of other assets of a participant's account, or otherwise.

(2)  Summary of Accounting Policies

     (a)  Basis of Accounting

          The financial statements of the Plan are prepared under the accrual method of accounting.

     (b)  Use of Estimates

          The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets, liabilities, changes therein, and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

     (c)  Investments

          The Plan's investments are stated at fair value, except for guaranteed investment contracts, which are valued at contract value as they are benefit responsive contracts. The investments in guaranteed investment contracts are stated at cost, which approximates fair value. Shares of registered investment companies (mutual funds) are valued at quoted market prices, which represent the net asset value of shares held by the Plan. Investments in collective trusts are valued at fair value based on the underlying net assets of the trust as reported by the sponsor of the collective trust. Common stock is valued at its quoted market price as of the end of the Plan year. Participant notes receivable are valued at cost, which approximates fair value. The net depreciation/appreciation in the fair value of investments consists of the net realized gains and losses on the disposal of investments during 2001 and the net unrealized appreciation/depreciation of the market value for the investments remaining in the Plan as of December 31, 2001.

          Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

     (d)  Benefits

          Benefits are recorded when paid.

     (e)  Risks and Uncertainties

          The Plan offers a number of investment options including the Company common stock and a variety of pooled investment funds, some of which are registered investment companies. The investment funds include U.S. equities, international equities, and fixed income securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonable to expect that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances.

          The Plan's exposure to a concentration of credit risk is limited by the diversification of investments across all participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the Company common stock, which invest in security of a single issuer.

     (f)  Adoption of New Accounting Pronouncement

          The Plan has adopted the Financial Accounting Standard Board's Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS No. 133), as amended. SFAS No.133, as amended, requires that all derivative instruments be recognized in the financial statements and measured at fair value regardless of the purpose or intent of holding them. The adoption of SFAS No. 133 did not have an impact on the Plan's financial statements.

(3)  Investments

     The following presents investments that represent 5% or more of the Plan's net assets at the end of year:

                                                                       2001               2000
                                                                  --------------     --------------

Citizens Communications Company common stock:
    Participant Directed, 2,589,353 and 3,213,242 shares,
      respectively                                                 $ 27,602,505       $ 42,173,806
    Non-participant Directed, 3,743,166 and 4,445,473 shares,
      respectively                                                   39,902,146         58,346,834
Putnam International Growth Fund                                     14,324,233         12,413,885
Putnam Stable Value Fund                                             35,375,673         16,137,246
Putnam S&P 500 Index Fund                                            59,137,507         59,042,150
PIMCO Total Return Fund                                              17,530,682         10,745,524


     During 2001, the Plan's investments (including gains and losses on investments bought and sold as well as held during the year) depreciated in value by $49,331,730 as follows:

         Common stocks                    $   (29,034,922)
         Mutual funds                         (12,684,716)
         Collective trusts                     (7,612,092)
                                          ----------------
                                          $   (49,331,730)
                                          ================


(4)  Nonparticipant-Directed Investments

     Information about the net assets available for benefits and significant components of the changes in net assets available for benefits relating to the nonparticipant-directed investments is as follows:

                                                        2001            2000
                                                  --------------  --------------

Net assets:
  Common Stock of the Company                     $  39,902,146   $  58,346,834
                                                  =============   =============

Changes in net assets:
  Net depreciation in fair value of investments      (9,923,345)     (4,769,391)
  Employer contributions                              6,425,134       6,150,322
  Benefits paid to participants                     (13,908,973)     (3,847,974)
  Other                                              (1,037,504)     (1,436,047)
                                                  --------------  --------------

              Change in net assets                $ (18,444,688)  $  (3,903,090)
                                                  ==============  ==============

     Certain reclassifications have been made to the financial statements for prior years to conform to current presentation.

(5)  Investment Contracts with Insurance Company

     The Plan entered into two investment contracts with Principal Mutual Life Insurance Company (Principal Mutual) and two investment contracts with Travelers Life and Annuity Company (Travelers). Principal Mutual and
     Travelers maintain the contributions in guaranteed investment contracts. These contracts are credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. These contracts are included in the financial statements at contract value as reported to the Plan by Principal Mutual and Travelers. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawals or transfer of all or a portion of their investments at contract value.

     There are no reserves against contract value for credit risk of the contract issuer or otherwise. The yield and crediting interest rates for Principal Mutual Guaranteed Investment Contracts and Travelers Guaranteed Investment Contracts were 7.16% and 6.81% for 2001, respectively. The crediting interest rates are based on a formula agreed upon with the issuers. Such interest rates are fixed based on the contracts.

(6)  Related Party Transactions

     Certain Plan assets are invested in shares of mutual funds that are managed by Putnam. Putnam is the trustee as defined by the Plan, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Company to Putnam amounted to $77,407 for the year ended December 31, 2001.

(7)  Plan Termination

     The Company's Board of Directors has the right under the terms of the Plan to discontinue Company contributions at any time and may terminate the Plan, subject to the terms of the ERISA.

(8)  Tax Status

     As of January 2, 1998, the assets of the Citizens Utilities 401(k) Savings Plan were transferred into the CUC 401(k) Employee Benefit Plan. The name of the CUC 401(k) Employee Benefit Plan was then changed to Citizens 401(k) Savings Plan. The Citizens Utilities 401(k) Savings Plan and the CUC 401(k) Employee Benefit Plan received determination letters from the Internal Revenue Service dated January 25, 1995 and October 26, 1994, respectively, stating that the plans were qualified under Section 401(a) of the Internal Revenue Code (the Code) and the related trusts were tax exempt under
     Section 501(a) of the Code. The Plan has been amended since the determination letters were received. The Company applied for a new determination letter for the Citizens 401(k) Savings Plan on February 27, 2002, and the Company fully expects the plan to qualify under Section
     401(a) of the Code and the related trusts to be tax exempt under Section 501(a) of the Code. The Plan Administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with IRC.

     During 2001 there were unintentional delays by the Company in submitting employee deferrals, loan repayments and matching Company contributions. The Company intends to reimburse the Plan for the lost earnings as soon as administratively possible. The earnings rate is equivalent to the amount that would have been earned if invested in the fund that earned the highest rate of return in the Plan for the time periods during which the employee deferrals, loan repayments and matching Company contributions should have been invested. The Company also intends to report and pay the applicable excise tax regarding these transactions to the Internal Revenue Service as soon as administratively possible.

(9)  Subsequent Events

     On January 15, 2002, the Company completed the sale of its water and wastewater operations to American Water Works, Inc. ("American Water"). In conjunction with the sale, a significant number of the Company's employees became employees of American Water. As a result, the balance of the participant accounts of those employees in the amount of $3,876,484 were transferred to the Savings Plan for Employees of American Water Works Company, Inc., sponsored by American Water, on May 1, 2002.

     On January 28, 2002, Global Crossing filed for bankruptcy. The value of the
     Plan's   investment   in  Global   Crossing   common   stock  has  declined
     significantly since December 31, 2001.

                          CITIZENS 401(k) SAVINGS PLAN
        Schedule H, line 4(i) - Schedule of Assets (Held at End of Year)
                                December 31, 2001

                                                                                                                         Current
               Identity of Issuer                                  Description of Investment                              value
--  --------------------------------------------  --------------------------------------------------------------    ---------------
*  Citizens Communications Company               Common Stock; 6,332,519 shares; cost at $ 92,855,265                $   67,504,651
*  Global Crossing Limited                       Common Stock; 1,677,235 shares                                           1,408,877
                                                                                                                     --------------
                                                 Total common stocks                                                     68,913,528

*  PIMCO Total Return Fund                       Mutual Funds; 1,675,973 shares                                          17,530,682
*  Putnam Growth & Income Fund;                  Mutual Funds; 136,198 shares                                             2,413,423
*  Putnam OTC and Emerging Growth Fund;          Mutual Fund; 1,323,174 shares                                            9,923,807
*  Putnam International Growth Fund              Mutual Fund; 722,716 shares                                             14,324,233
*  Putnam Vista Fund                             Mutual Fund; 366,778 shares                                              3,168,958
*  Putnam Voyager Fund                           Mutual Funds; 636,204 shares                                            11,006,334
*  Putnam Asset Allocation - Balanced Fund       Mutual Fund; 88,426 shares                                                 867,460
                                                                                                                     --------------
                                                 Total mutual funds                                                      59,234,897

*  Putnam S&P 500 Index Fund - Collective Trust  Collective Trust; 2,123,429 shares                                      59,137,507
*  Putnam Stable Value Fund - Collective Trust   Collective Trust; 35,375,673 shares                                     35,375,673
                                                                                                                     --------------
                                                 Total collective trust                                                  94,513,180

   Principal Mutual Life Insurance Company       Guaranteed investment contracts: maturity date 6/29/02; rate 7.16%         642,694
   Principal Mutual Life Insurance Company       Guaranteed investment contracts: maturity date 6/29/02; rate 7.16%       1,189,644
   Travelers Life and Annuity                    Guaranteed investment contracts: maturity date 3/31/03; rate 6.81%         940,229
   Travelers Life and Annuity                    Guaranteed investment contracts: maturity date 3/31/03; rate 6.81%       3,986,960
                                                                                                                     --------------
                                                  Total guaranteed investment contracts                                   6,759,527

*  Participant loans                             1,525 loans with interest rates range from 5.0% to 9.5%                  9,830,247
                                                                                                                     --------------

          Total investments                                                                                          $  239,251,379
                                                                                                                     ==============

   * Party -in-interest as defined by ERISA

   See accompanying independent auditors' report.


                          CITIZENS 401(k) SAVINGS PLAN
            Schedule G, Part III - Schedule of Nonexempt Transactions
                          Year ended December 31, 2001



                                                             Description of transaction
                                       Relationship to        including maturity date,
                                      plan, employer or     rate of interest, collateral,     Current value
    Identity of party involved     other party-in-interest    par or maturity value              of asset
--------------------------------   -----------------------  ------------------------------   ------------------
Citizens Communications Company          Plan sponsor           Lost earnings associated       $  23,379
                                                                with employee contributions
                                                                not timely remitted to the
                                                                Plan



See accompanying independent auditors' report.


                          Citizens 401(k) Savings Plan

                                   Signatures
                                   ----------




Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrators have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                 Citizens 401(k) Savings Plan





                                 By  /s/Robert J. Larson
                                   -------------------------------------------
                                   Robert J. Larson
                                   Vice President and Chief Accounting Officer



June 27, 2002